UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For September 15, 2025

Commission File Number: 001-42281

PREMIUM CATERING (HOLDINGS) LIMITED

(Exact name of Registrant as specified in its charter)

Cayman Islands

(Jurisdiction of incorporation or organization)

6 Woodlands Walk

Singapore 738398

(Address of principal executive offices)

YU CHUN YIN, EXECUTIVE DIRECTOR

Tel: +65 6355 9488

Email: david.yu@premium-catering.com.sg

6 Woodlands Walk

Singapore 738398

(Name, Telephone, email and/or fax number and address of Company Contact Person)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

RESIGNATION OF GROUP CHIEF FINANCIAL OFFICER AND

APPOINTMENT OF EXECUTIVE DIRECTOR,

AND GROUP CHIEF FINANCIAL OFFICER

Premium Catering (Holdings) Limited (the “Company” or “PC”) is filing this Form 6-K to announce the resignation of Loh Hui Ying as our Group Chief Financial Officer. Loh Hui Ying will continue to serve as the Chief Financial Officer of the Company’s wholly-owned operating subsidiary in Singapore.

Effective September 15, 2025, the Board of Directors of the Company accepted the written consent from Ben Ka Hei Wong and appointed Mr. Wong as the Company’s Executive Director and Group Chief Financial Officer.

Mr. Ben Ka Hei Wong (“Mr. Wong”), age 29, will serve as our Executive Director and Group Chief Financial Officer. Mr. Wong is responsible for the development and execution of our Group’s business strategies and plans as well as overseeing our Group’s financial performance, investments and other business ventures.

Mr. Wong earned a Bachelor of Economics and Finance from the University of Hong Kong in 2018 where he received Second Class Honors, Division One. He also attended an exchange program at the University of Kent, England in 2017. Mr. Wong has approximately 5 years of experience in finance. Since July 2020 to current date, he is employed as an officer at Po Yuen Enterprise Development Limited where he is responsible for handling the daily operations for money changing and remittance, reviewing and implementing anti-money laundering and counter-terrorism financing (“AML/CFT”) policies, conducting customer due diligence (“CDD”) with risk-based approach assessment and overseeing the overall operations of the company.

Mr. Wong was previously engaged at the Dah Sing Bank as a trainee of risk and compliance rotating in different departments of the Group Risk Division where he assisted in risk management and control and at the Hang Seng Bank as an intern in the retail risk analytics department. The Board of Directors believes that Mr. Wong’s leadership and experience in risk management will be an asset to the growth of the Company.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PREMIUM CATERING (HOLDINGS) LIMITED (Registrant)

Date: September 16, 2025	By:	/s/ Yu Chun Yin
Yu Chun Yin, Director

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